UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company Corporate

Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

MATERIAL FACT

LINX S.A. (B3: LINX3; NYSE: LINX) in compliance with the provisions of Article 157, Paragraph 4, of Law no. 6,404, of December 15, 1976, as amended and in effect (“Brazilian Corporate Law”), and in CVM Instruction No. 358, of January 3, 2002, as amended, announces that its Board of Directors decided to reassign the vice-presidency of technology and reallocate the Company's Research and Development (R&D) departments to be under the vice-presidencies of operations (Linx Core, Linx Digital and Linx Pay Hub). This movement is in line with Linx's strategy of streamlining existing product development and innovation processes by uniting the R&D departments of the Company's different initiatives with their respective Operations.

On the same date, Ney Santos leaves the position of vice-president of technology of the Company. Linx thanks Ney for his commitment, contribution and dedication to the Company and wishes him much success in his career.

São Paulo, November 4, 2019.

Alexandre Kelemen

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2019

Linx S.A.

By: /s/ Alexandre Kelemen

Name: Alexandre Kelemen

Title: Investor Relations Officer